                                                                                                                                    June 28, 2019

Ms. Christina Fettig

Mr. Jeff Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   Wells Fargo Funds Trust, File Nos. 333-231846 and 811-09253 (the “Registrant”)

Dear Ms. Fettig and Mr. Foor:

On behalf of the Registrant, I am responding to your comments delivered via telephone on June 24, 2019 and June 25, 2019 to the registration statement (the “Registration Statement”) initially filed May 31, 2019 on Form N-14, accession no. 0001081400-19-000341.  The Registration Statement relates to the acquisition of the assets of the Wells Fargo Capital Growth Fund (the “Target Fund”) by the Wells Fargo Endeavor Select Fund (the “Acquiring Fund”).

Disclosure Comments:

General

Comment 1:   You asked that we provide the staff with an explanation of why a shareholder vote for the merger of the Target Fund into the Acquiring Fund was not required.

Response 1:    The merger of the Target Fund into the Acquiring Fund meets the conditions outlined in Rule 17a-8 of the Investment Company Act of 1940, as amended, thereby not requiring a shareholder vote in order to complete the merger transaction.  As a result, we prepared a Prospectus/Information Statement on Form N-14 in order to provide to shareholders of the Target Fund the information that would otherwise have been provided in the case of a merger requiring a shareholder vote.

Merger Summary

Comment 2:   In the section entitled “Investment Objective and Strategy Comparison”, you asked that we include disclosure that notes that the Acquiring Fund’s principal investment strategy is to have a focused portfolio of fewer securities while the Target Fund does not follow such a strategy.

Response 2:    The requested change has been made.

Accounting Comments:

Merger Summary

Comment 1:   In connection with the proposed merger of the Target Fund into the Acquiring Fund, you asked whether the differences in investment strategy noted in the section entitled “Investment Objective and Strategy Comparison” necessitated any repositioning of the Target Fund’s portfolio.

Response 1:    While there are some differences in the investment strategies of the Target and Acquiring Funds, the similarities between the portfolios are significant resulting in a substantial overlap in holdings between the portfolios.

Comment 2    In the section entitled “Shareholder Fee and Fund Expense Comparison”, you requested that we amend the disclosure regarding the “Annual Fund Operating Expenses” table to reflect that the expenses for the Acquiring Fund pro forma are as of the most recent financial statements.

Response 2:    The requested change has been made.

Comment 3:   In the section entitled “Shareholder Fee and Fund Expense Comparison”, you requested that we confirm that the Annual Fund Operating Expenses table reflects the current fees in accordance with Item 3 of Form N-14 for the both the Acquiring Fund and the Target Fund.

Response 3:    As called for in Item 3 of Form N-14, we confirm that the fees contained in the Annual Fund Operating Expenses table reflect the current fees for the both the Acquiring Fund and the Target Fund as disclosed in each Fund’s currently effective registration statement filed on Form N-1A and in the prospectuses contained therein.

Comment 4:   In the section entitled “Shareholder Fee and Fund Expense Comparison”, you requested that we include additional footnotes to the “Annual Fund Operating Expenses” table describing the expense waivers currently in effect for both the Acquiring Fund and the Target Fund pre-merger.

Response 4:    The requested change has been made.

Comment 5:   In the section entitled “Shareholder Fee and Fund Expense Comparison”, you requested that we confirm that the contractual expense waiver for the Acquiring Fund pre-merger is in effect for at least one year.

Response 5:    We confirm that the Acquiring Fund’s contractual expense waiver is in effect for at least one year.

Comment 6:   In the section entitled “Example of Fund Expenses”, you requested that we confirm and update, if necessary, the costs reported for the Acquiring Fund (pro forma) for the Class A shares.

Response 6:    The costs reported have been recalculated and updated accordingly.

Comment 7:   In the section entitled “Tax Information”, you asked that we confirm the disclosure in the Registration Statement describing any required repositioning of the Target Fund’s portfolio is sufficiently descriptive of the expected transactions.

Response 7:   We confirm that the description regarding any repositioning expected in connection with the merger is sufficiently descriptive of the expected transactions.

Management of the Funds

Comment 8:   In the section entitled “Management and Sub-Advisory Fees”, you asked that we include the management and sub-advisory fee rates for the Target Fund alongside the fees already included for the Acquiring Fund.

Response 8:    The requested change has been made.

Statement of Additional Information

Comment 9:   In the section entitled “Incorporation of Documents by Reference in Statement of Additional Information”, you requested that we amended the disclosure in numbered paragraph 1 to note that the Statement of Additional Information for the Acquiring Fund referred to “as supplemented to date” (change reflected herein in bold).

Response 9:    The requested change has been made.

Comment 10:In the section entitled “Narrative Description of the Pro Forma Effects of the Reorganization For Wells Fargo Capital Growth Fund into Wells Fargo Endeavor Select Fund”, you requested that we clarify the disclosure relating to the expected increase in management fees reported.

Response 10:  The requested change has been made.

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The Registrant expects to file an amended Registration Statement in order to file a definitive Prospectus/Proxy Statement on or about June 28, 2019. Such filing will incorporate your comments, where applicable, as outlined in this letter, and will make other non-material changes.

Please feel free to call me at (617) 377-7059 if you have any questions or comments in this matter.

Sincerely,

Maureen E. Towle

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC